Andi Carpenter

Martin James

United States, Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

Re: George Risk Industries, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2019

Filed August 13, 2019

File No. 000-05378

Dear Ms. Carpenter and Mr. James:

In response to your comments on our Form 10-K for the Fiscal Year Ended April 30, 2019:

Notes to the Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-13

Comment:

1.	You disclose that you recognize product returns as they are received. Please explain to us how this is consistent with the guidance in ASC 606-10-55-22 through 29, or revise your future filings to clearly disclose your compliance with that guidance. Tell us the amount of product returns you recorded in fiscal 2019 and in the six months ended October 31, 2019, and briefly describe to us how you accounted for these product returns transactions (e.g., the accounts you debited and credited).

Response:

In accordance with ASC 606-10-55-22 through 29, a refund liability should be recognized if the entity receives consideration from a customer and expects to refund some or all of that consideration to the customer. A refund liability is measured at the amount of consideration received (or receivable) for which the entity does not expect to be entitled (that is, amounts not included in the transaction price). The refund liability (and corresponding change in the transaction price and, therefore, the contract liability) should be updated at the end of each reporting period for changes in circumstances. To account for the transfer of products with a right of return (and for some services that are provided subject to a refund), an entity should recognize all of the following: a. Revenue for the transferred products in the amount of consideration to which the entity expects to be entitled (therefore, revenue would not be recognized for the products expected to be returned) b. A refund liability c. An asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability An entity’s promise to stand ready to accept a returned product during the return period should not be accounted for as a performance obligation in addition to the obligation to provide a refund. Contracts in which a customer may return a defective product in exchange for a functioning product. The Company neglected to reduce revenue for products expected to be returned with a corresponding refund liability for the sales value of the products expected to be returned and assets (and corresponding adjustment to cost of sales) for the cost of the products expected to be returned resulting from sales of $14,126,000 and $7,263,000 and total returns actual and estimated of $134,082 and $49,965 for the period ending April 30, 2019 and for the six months ended October 31, 2019, respectively. Instead the Company recorded the full sales amount for sales made and recorded product returns as they occurred by reducing sales and increasing either cash or accounts receivable. The amount of returns recognized have been deemed to be immaterial for a restatement of the Form 10-K for the Fiscal Year Ended April 30, 2019 and for the Forms 10-Q for the six months ended October 31, 2019. Future filings will be revised to accrue for product returns.

Note 3. Investments, page F-17

Comment:

2.	We note that your investments in equity securities represent 49% of your total assets at October 31, 2019 and that they are classified as available-for-sale securities and reported at fair value with unrealized gains and losses reported in other comprehensive income. Please tell us why you have not yet adopted ASU 2016-01 - Recognition and Measurement of Financial Assets and Financial Liabilities, and the related guidance in ASC 321 - Investments-Equity Securities, which were effective for public companies like yours for fiscal years beginning after December 15, 2017 (i.e., your fiscal year beginning May 1, 2018). Provide us with a quantified discussion of the impact on your financial statements and related disclosures for the year ended April 30, 2019 and for the six months ended October 31, 2019, had you adopted the standard on May 1, 2018.

Response:

In January 2016, ASU No. 2016-01 was issued related to financial instruments. The new guidance requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. This new guidance also updates certain disclosure requirements for these investments. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017, and upon adoption, an entity should apply the amendments with the cumulative effect of initially applying the guidance recognized at January 1, 2018. Early adoption is not permitted. The Company expects the updated guidance to result in a reclassification of unrealized holding gains and losses and deferred income taxes related to investments in marketable equity securities from Accumulated other comprehensive income (loss) to Retained earnings in the Balance Sheets upon adoption. Accumulated other comprehensive income at April 30, 2018, included $2,249,000 of net unrealized holding losses and deferred income taxes related to marketable equity securities that will be reclassified to Retained earnings upon adoption. As of April 30, 2019, and for the six months ended October 31, 2019, the gains recognized, which were included in Accumulated other comprehensive income were $503,000 and $231,000, respectively. The Company’s intent is to restate the Form 10-K for the Fiscal Year Ended April 30, 2019 and the Forms 10-Q for the six months ended October 31, 2019 due to dollar amount of the restatement, which has been deemed material.

Sincerely,

/s/ Stephanie M. Risk-McElroy

Stephanie M. Risk-McElroy

President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board